Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


April 5, 2000

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Attention:     Mr. Keith Carpenter
               Branch Chief

          RE:  Valley Forge Life Insurance Company
               Application Pursuant to Rule 477
               to Withdraw Form S-1 Registration Statement
               File No. 333-02093
               ___________________________________________

Dear Mr. Carpenter:

This request is made on behalf of Valley Forge Life Insurance Company (the "Company"). The Company issues individual and group single premium deferred modified guaranteed annuity contracts and individual certificates issued thereunder. The Company has redesigned the product. Effective May 1, 2000, the market value adjustment option (Interest Account) will no longer be available for sale.

The Company hereby applies to deregister the Form S-1 Registration Statement (File No. 333-02093), effective May 1, 2000.

Please contact the undersigned with any questions or comments concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.


By: /s/ LYNN KORMAN STONE
-------------------------
Lynn Korman Stone